AMENDMENT NO. 1

TO THE

AMENDED AND RESTATED MASTER INVESTMENT ADVISORY AGREEMENT

This Amendment dated as of March 31, 2021, amends the Amended and Restated Master Investment Advisory Agreement (the “Agreement”), dated July 1, 2020, by and between AIM Treasurer’s Series Trust (Invesco Treasurer’s Series Trust), a Delaware statutory trust (the “Trust”) and Invesco Advisers, Inc., a Delaware corporation (the “Adviser”), as follows:

WITNESSETH:

WHEREAS, the Trust desires to amend the Agreement to remove Invesco Premier Tax-Exempt Portfolio;

NOW, THEREFORE, the parties agree as follows;

1.	Appendix A and Appendix B to the Agreement are hereby deleted in their entirety and replaced with the following:

“APPENDIX A

FUNDS AND EFFECTIVE DATES

Name of Fund	Effective Date of Advisory Agreement
Invesco Premier Portfolio	November 25, 2003
Invesco Premier U.S. Government Money Portfolio	February 25, 2005

APPENDIX B

COMPENSATION TO THE ADVISER

The Trust shall pay the Adviser, out of the assets of a Fund, as full compensation for all services rendered, an advisory fee for such Fund set forth below. Such fee shall be calculated by applying the following annual rates to the average daily net assets of such Fund for the calendar year computed in the manner used for the determination of the net asset value of shares of such Fund.

Invesco Premier Portfolio

Invesco Premier U.S. Government Money Portfolio

Net Assets	Annual Rate
All Assets	0.25	%”

2.	All other terms and provisions of the Agreement not amended herein shall remain in full force and effect.

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be executed in duplicate by their respective officers on the day and year first written above.

AIM TREASURER’S SERIES TRUST
(INVESCO TREASURER’S SERIES TRUST)

By:	/s/ Jeffrey H. Kupor
Jeffrey H. Kupor
Secretary, Senior Vice President and
Chief Legal Officer

INVESCO ADVISERS, INC.

By:	/s/ Jeffrey H. Kupor
Jeffrey H. Kupor
Senior Vice President & Secretary